Filed pursuant to Rule 433
Registration Statement No. 333-146978
Dated November 9, 2007

ENERNOC, INC.
Free Writing Prospectuses
Published or Distributed by Media

  Article Published on November 7, 2007

        On November 7, 2007, The New York Times, a daily newspaper, as well as its online publication, NYTimes.com, published an article concerning EnerNOC, Inc., the full text of which is reproduced below.

        The article published by The New York Times and NYTimes.com was not prepared by or reviewed by EnerNOC prior to its publication, nor was EnerNOC aware of the publication of the article prior to November 7, 2007. None of The New York Times or NYTimes.com is affiliated with EnerNOC. EnerNOC made no payment and gave no consideration to The New York Times or NYTimes.com in connection with the publication of the article described here or any other article published by any of them concerning EnerNOC. Statements in the article that are not attributed directly to Mr. Brewster or based on, or derived from, EnerNOC's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by EnerNOC.

  Clarifications and Corrections

        For purposes of clarification, it should be noted that:

        1.     The ninth paragraph of the article stating that EnerNOC "can shut down lights and other appliances in about 1,850 companies nationwide" should reflect that, as of September 30, 2007, EnerNOC had approximately 691 customers for its demand response solutions with approximately 2,034 sites in its demand response network. The ninth paragraph should also reflect that the reduction of electricity drawn from the electric power grid by EnerNOC's customers is activated either remotely by EnerNOC or by EnerNOC's customers on-site after automatic curtailment notifications are initiated by EnerNOC.

        2.     The nineteenth paragraph of the article stating that "utilities pay EnerNOC about $80,000 per megawatt of saved energy" should reflect that $80,000 per megawatt is an annual rate. The paragraph should also reflect that this rate is not an industry-wide average selling price, and can vary from one utility contract to another as well as from one open market region to another. This variance is due to a number of factors, including notification time, total number of hours that demand response resources can be called, the duration of events, and various other parameters and performance metrics. The annual rate of $80,000 per megawatt is generally consistent with EnerNOC's recent historical revenues, however this rate is subject to change based on future pricing with its utility customers.

  Full Text of The New York Times and NYTimes.com Article

        November 7, 2007

        Conservation at the Touch of a Button

        By Matt Richtel

        Talk about remote control.

        The Super Stop & Shop grocery in Long Island City, Queens, is participating in a new system meant to take pressure off the local power grid. In times of peak demand, some of the grocery's lights, air-conditioning and even refrigeration systems can be temporarily shut down—by a computer in Boston, 200 miles away.

        Nationwide, several thousand businesses like Super Stop & Shop, as well as residential customers, are ceding control of their electrical systems during moments of unusually high demand. And they are being paid to do it.

        The system, based on a concept called demand response, is one of the latest ways that Internet technology is being applied to improve the management of the nation's taxed power supplies.

        The supporters of demand-response technology say they can save utilities and their customers tens of millions of dollars by selectively curbing demand when the grid is at capacity.

        Once the system is in place, the utility's role is limited to notifying the operators of demand-response systems that it is time to start shutting down the lights remotely.

        "We tie in to their electrical panel, toggle the relay and curtail 40 percent of their lighting," said David Brewster, the president of EnerNOC, one of several publicly traded companies in the demand-response business.

        "We are like an insurance provider for the utility industry," he added.

        EnerNOC is in Boston, but on a moment's notice it can shut down lights and other appliances in about 1,850 companies nationwide, including some Whole Foods stores, units of AT&T and small local businesses. For instance, when power demands in the Queens area become severe, EnerNOC flips the switch on some of the Super Stop & Shop's wall and track lighting and cycles its air-conditioning.

        In Boston, EnerNOC has a 5,000-square-foot center that operates around the clock, where teams wait for crisis calls from utilities.

        EnerNOC installs a small device near a customer's electrical box. The device collects information on electricity consumed at the site and enables remote access to the company's electrical equipment.

        An EnerNOC competitor, Comverge, provides a similar service focused more on residences. Using a wireless paging system that sends signals to a device connected to a home's air-conditioning system, pool pump or electric water heater, it can govern power use.

        On Aug. 15, for example, ISO New England, the electric grid operator for the region, issued a system emergency because of peak demands created by hot weather. In five minutes, Comverge cut the demand from roughly 60,000 homes in southwestern Connecticut.

        From January through August this year, Comverge has coordinated 101 such events around the country.

        "This is going to be mainstream for utilities," said Robert Chiste, chief executive of Comverge, which is in East Hanover, N.J., and works with nine large utilities.

        Industry analysts say these businesses have a lot of potential, but they face challenges, too. The systems must function reliably and not inadvertently shut down power, or leave it down. They could become less economically useful if electricity supplies increase markedly; if the price of gasoline drops sharply; or if they fail to persuade utilities to participate.

        Michael Carboy, a financial analyst for Signal Hill, said demand response on the whole was a good alternative for utilities that must otherwise pay high rates to buy electricity if demand exceeds supply. He said wholesale rates paid by utilities could hit $1,000 or more per megawatt-hour during crisis times, versus $60 during times of ordinary demand. (One megawatt-hour is enough to power a typical home for up to two months.)

        Alternatively, a utility can pay demand-response companies to reduce use. For instance, a utility might pay Comverge $70,000 to $80,000 a year for each megawatt that the company can commit to eliminating from the load. By contrast, if a utility builds a power plant, it could pay $400,000 to $2 million for each new megawatt of capacity, depending on the type of power plant.

        Utilities pay EnerNOC about $80,000 per megawatt of saved energy.

        Some of that money goes back to the individual residents or companies participating in the programs. For instance, Comverge pays residents about $35 each summer to take part. EnerNOC turns over about half of the fees it collects from utilities to the grocery stores, industrial sites and other companies that enroll.

        The deal has meant about $18,000 a year in payments from EnerNOC to Krinos Foods, a maker and distributor of cheeses, peppers, olives, cookies and other Mediterranean foods in Long Island City. When needed, Krinos has agreed to have EnerNOC temporarily shut down some of its lights and refrigerators and cycle its air-conditioning.

        During electricity slowdowns, the company has suspended manufacturing lines and moved workers overseeing them to other jobs, like manual packing. John J. Tramontana, a plant manager at Krinos, said the situation had been a financial benefit to the company and had helped stave off broader power failures in the area. It had few downsides, with the possible exception of some grumbling from employees.

        "People have gotten uncomfortable with the air-conditioning going down," he said.

        Utilities have tried many programs to encourage energy savings, including offering price breaks to large consumers who agree to limit electrical use during peak demand times. But the efforts have been inconsistent.

        Providers of demand-response services, by contrast, aim to become partners of the utilities and a conduit between them and their customers. EnerNOC constantly measures the electrical use of the businesses where it has installed a system. That way, it can verify for a utility that it has, in fact, cut use during a crisis.

  FORWARD-LOOKING STATEMENTS

        This free writing prospectus may contain statements regarding management's future expectations, beliefs, intentions, goals, strategies, plans or prospects, including, without limitation, statements relating to use of proceeds and other matters related to the proposed offering of EnerNOC's common stock which do not constitute guarantees of future performance and may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "anticipate," "believe," "could," "could increase the likelihood," "estimate," "expect," "intend," "is planned," "may," "should," "will," "will enable," "would be expected," "look forward," "may provide," "would" or similar terms, variations of such terms or the negative of those terms. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors referred to under the section "Risk Factors" in EnerNOC's registration statement on Form S-1, first filed with the Securities and Exchange Commission on October 29, 2007, and EnerNOC's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission, as well as other documents that may be filed by EnerNOC from time to time with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, EnerNOC's actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. EnerNOC is providing the information in this free writing prospectus as of this date and assumes no obligations to update the information included in this free writing prospectus or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

        EnerNOC, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents EnerNOC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, EnerNOC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 800-221-1037.